Filed by Hill-Rom Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

On June 17, 2015, Hill-Rom Holdings, Inc. used the following slide presentation during an investor call:

 June 17, 2015  Creating a Global Leader in Patient Care Solutions

 Certain statements in this presentation contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company’s future plans, objectives, beliefs, expectations, representations and projections. It is important to note that forward-looking statements are not guarantees of future performance, and the Company’s actual results could differ materially from those set forth in any forward-looking statements. For a more in depth discussion of factors that could cause actual results to differ from those contained in forward-looking statements, see the discussions under the heading “Risk Factors” in the Company’s previously filed most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company assumes no obligation to update or revise any forward-looking statements.  Forward Looking Statements

 Hill-Rom will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register shares of Hill-Rom common stock that will be issued to Welch Allyn shareholders in connection with the transaction, which will include a proxy statement/prospectus that will be delivered to Welch Allyn’s shareholders in connection with their required approval of the transaction. INVESTORS AND SECURITYHOLDERS OF WELCH ALLYN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The registration statement and proxy statement/prospectus and other documents which will be filed by Hill-Rom with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, or from Hill-Rom, 1069 State Route 46 East, Batesville, Indiana 47006, Attention Corporate Secretary. Certain executive officers and directors of Welch Allyn have interests in the proposed transaction that may differ from the interests of stockholders generally. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Additional Information and Where to Find It

 John J. GreischPresident and CEOHill-Rom Holdings, Inc.  Steven J. StrobelSVP and CFOHill-Rom Holdings, Inc.    Speakers on Today’s Call

# Transaction Highlights

- Acquisition of Welch Allyn significantly accelerates Hill-Rom's strategy
- Compelling financial profile and cash generation for the combined entity
- Over 10% accretive to FY16 Adjusted EPS, and meaningfully higher thereafter, and immediately accretive to Adjusted Gross and EBITDA margins
- Builds meaningful scale globally and creates a unique opportunity to leverage Hill-Rom's international footprint with a powerful brand and product portfolio
- Attractive acquisition multiple

**Significant step in Hill-Rom's transformational journey**

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© 2014 Hill-Rom Services, Inc. ALL RIGHTS RESERVED

Enhancing outcomes for patients and their caregivers. Hill-Rom

# Acquisition of Welch Allyn Accelerates Hill-Rom's Strategy

- ✓ Adds market leading positions in patient safety, caregiver efficiency, and point of care diagnostics and testing
- ✓ Provides significant scale which enhances relevance to customers and strengthens combined competitive position
- ✓ Combined company will hold industry leading position in multiple care settings including physician practices, ICU, OR, patient room and post-acute
- ✓ Leverages Hill-Rom's significant channel strength and international footprint
- ✓ Enables connectivity solutions, enhancing delivery of meaningful patient information to caregivers
- ✓ Provides additional platform for more M&A activity

**Compelling strategic value to our customers**

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© 2014 Hill-Rom Services, Inc. ALL RIGHTS RESERVED

Enhancing outcomes for patients and their caregivers.
Hill-Rom

 Combined Leadership Across Care Settings  From office exam, through hospital admission, treatment and recovery, and into post-acute care  Primary Care/ Ambulatory  ER  ICU and Patient Room  Bringing scale and portfolio depth to our customers  Post-Acute  OR

# Welch Allyn Overview

## Financial Overview

| | |
|---|---|
| Annual Revenue | ~$700 million |
| Gross Margin | > 50% |
| Adjusted EBITDA | > 20% |

## Revenue Breakdown


Asia Pacific/ Other
14%
EMEA
16%
N.A.
70%


Primary Care/ Ambulatory
40%
Hospitals
60%

## Key Product Categories







**Physical Assessment**

**Vital Signs Monitoring**

**Blood Pressure**

**Thermometry**

**Diagnostic Cardiopulmonary**

**A market leader with an attractive business model**

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© 2014 Hill-Rom Services, Inc. ALL RIGHTS RESERVED

Enhancing outcomes for patients and their caregivers. Hill-Rom

# Diversified Platform to Drive Growth
## Pro Forma* Full Year FY15 Revenue of ~$2.6 Billion

### Pro Forma Revenue by Category



Rental
15%
Service/Other
11%
Surgical
17%
31%
Acute Care Capital
Welch Allyn
26%

### Pro Forma Revenue by Geography



Europe
21%
Emerging Markets/Other
16%
N.A.
63%

**Accelerates Hill-Rom's portfolio diversification and expands international footprint**

*Including full year revenue for Trumpf Medical and Welch Allyn

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© 2014 Hill-Rom Services, Inc. ALL RIGHTS RESERVED

Enhancing outcomes for patients and their caregivers. Hill-Rom

 Transaction Overview  $2.05 billion including $1.625 of cash and approximately 8.1 million of newly issued shares of Hill-Rom stockWelch Allyn shareholders will own approximately 13% of combined company; no single shareholder will own more than approximately one percent  Consideration  Committed financing from Goldman Sachs Bank USAExpect to issue new secured and unsecured debt of approximately $2.2 billionPro forma leverage expected to be approximately 4.5x Adjusted EBITDA at closing   Financing

# Compelling Financial Benefits

- Combined company will have approximately $2.6 billion in revenue and over $500 million of Adjusted EBITDA after cost synergy benefits are fully realized
- Expected accretion of approximately 200 bps to FY15 Hill-Rom Adjusted Gross and EBITDA Margins in FY16
- Over 10% accretive to FY16 Adjusted EPS, and meaningfully higher thereafter
- Annual cost synergy benefits of at least $40 million expected by FY18 – with additional opportunity for revenue synergy upside
- Strong cash flow of combined company is expected to drive net leverage below 3.5x Adjusted EBITDA by end of FY17
- Full year ongoing capital expenditures expected to be ~$110-$120 million
- The company expects the current dividend policy will be maintained

**Strong value creating acquisition**

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© 2014 Hill-Rom Services, Inc. ALL RIGHTS RESERVED

Enhancing outcomes for patients and their caregivers. Hill-Rom

Reaffirming financial expectations provided on May 5, 2015Third quarter fiscal 2015*Reported revenue growth of 13 to 15 percentAdjusted Earnings per Diluted Share expected to be $0.58 to $0.61Full year fiscal 2015*Reported revenue growth of 10 to 11 percentAdjusted Earnings per Diluted Share expected to be $2.50 to $2.54Cash flow from operations expected to be approximately $250 million  Reaffirming Hill-Rom’s Financial Guidance  *Excludes any impact of acquisition

 Next Steps  Closing expected before September 30, 2015Integration planning will be led by Hill-Rom Chief Operating Officer, Carlyn SolomonTeam will include senior members of both Hill-Rom and Welch AllynWelch Allyn leadership structure will include members of both organizationsConfident in our ability to achieve identified cost synergies of at least $40 million by FY18

 Acquisition Summary  Strengthens combined company’s global competitive positions Creates a comprehensive portfolio of innovative, patient care focused solutions with enhanced cross-selling opportunitiesAccelerates Hill-Rom’s transformational strategy with the addition of margin accretive revenue growth and strong cash flow Provides significant operating efficiencies across an enhanced global footprintStrong post-synergy EBITDA supports rapid deleveraging and additional growth investmentLeverages experienced management teams that have a demonstrated track record of consistent execution